ROSA A. TESTANI 212.872.8115/fax: 212.872.1002 rtestani@akingump.com

October 19, 2012

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Division of Corporation Finance

Attention: Loan Lauren P. Nguyen

                  Special Counsel

Re:	American Media, Inc.
Amendment No. 2 to Registration Statement on Form S-4
Filed October 15, 2012
File No. 333-183477

Ladies and Gentlemen:

Set forth below are the responses of American Media, Inc. (the “Company”) to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) that were communicated by telephone on October 18, 2012, regarding Amendment No. 2 (the “Second Amendment”) to the Registration Statement (the “Registration Statement”) referenced above. Separately today, the Company has filed with the Commission Amendment No. 3 to the Registration Statement (the “Third Amendment”). The Third Amendment has been marked to indicate changes from the Second Amendment.

Terms used but not otherwise defined herein have the meanings ascribed to such terms in the Third Amendment. All page references in the responses set forth below refer to pages in the Third Amendment. The Company has reviewed this letter and authorized us to make the representations to you on their behalf.

1.	In response to the Staff’s comment to modify the Company’s title caption for the exchange offer on the prospectus cover page, the Company has revised the disclosure on the prospectus cover page as requested.

2.	In response to the Staff’s comment to add disclosure regarding the offering of senior secured guarantees of the exchange notes by certain of the Company’s domestic subsidiaries on the prospectus cover page, the Company has revised the disclosure on the prospectus cover page as requested.

3.	In response to the Staff’s comment to delete the reference to Section 21E of the Securities Exchange Act of 1934, as amended, in the section captioned “Cautionary Statements Regarding Forward-Looking Information,” the Company has revised the disclosure on page iii to delete such reference.

Securities and Exchange Commission October 19, 2012 Page 2

The Company intends to request acceleration of the effectiveness of the Registration Statement, as amended, as promptly as practicable after the Staff has notified the Company that the Staff has completed its review of the Third Amendment and this response letter and has no further comments. The Company represents that concurrent with making such acceleration request the Company will also will file an executed version of the representation letter substantially in the form of Exhibit A to the letter to the Staff dated September 28, 2012.

Please do not hesitate to contact the undersigned at (212) 872-8115 with any questions or comments regarding any of the foregoing.

Sincerely,

/s/ Rosa A. Testani

Rosa A. Testani

Enclosures

cc:	American Media, Inc.
Christopher V. Polimeni
Eric S. Klee